P.O. Box 2600
Valley Forge, PA 19482-2600

610-669-7310
lex_smith@vanguard.com

June 9, 2015

Asen Parachkevov, Esq.
U.S. Securities and Exchange Commission		via electronic filing
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Chester Funds (the “Trust”);
File No. 2-92948
Post-Effective Amendment No. 65 – Vanguard Institutional Target Retirement Funds (the
“Funds”)

Dear Mr. Parachkevov,

This letter responds to your comments provided on April 14, 2015, on the above referenced post-effective amendment.

Comment 1:	Prospectus - Fund Summary – Fees and Expenses
Comment:	Please add “for the current fiscal year” to the footnote of each fee table.

Response:	We will revise the disclosure as requested.

Comment 2:	Prospectus - Fund Summary – Portfolio Turnover
Comment:	Please review the portfolio turnover disclosure for consistency with Item 3 of Form N-
1A.

Response:	We have reviewed the disclosure and will modify it to include the following statement for each Fund: “The Fund may pay transaction costs, such as purchase fees, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in more taxes when Fund shares are held in a taxable account. These costs, which are not reflected in annual fund operating expenses or in the previous expense example, reduce the Fund’s performance.”

Comment 3:	Prospectus - Fund Summary – Tax Information
Comment:	Please clarify that withdrawals from tax-deferred retirement accounts may be subject to taxes.

Response:	We have considered the comment and do not plan to modify the disclosure. We believe the current disclosure appropriately conforms to the requirements of Item 7 of Form N-
1A.

Asen Parachkevov, Esq.
June 9, 2015

Comment 4: Tandy Requirements
As required by the SEC, the Fund acknowledges that:

  The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
  Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
  The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-7310 with any questions or comments regarding the above response. Thank you.

Sincerely,

/s/ Alexander F. Smith

Alexander F. Smith
Associate Counsel
The Vanguard Group, Inc.